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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 29606

SHARPE RESOURCES CORPORATION. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: September 15, 2004

* Print the name and title of the signing officer under his signature.

SHARPE RESOURCES CORPORATION

NEX-SHO.H

OTC:BB- SHGPF

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, SEPTEMBER 14, 2004. SHARPE RESOURCES CORPORATION, (Sharpe, or the “Company”) is changing its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn.). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

The Project consists of 79 unpatented and 5 patented mining claims located in Township 15 North, Range 22 East, Sections 11, 12, 13 and 14, MDB&M. The claims are within a Comstock Lode-type volcanic hosted epithermal gold-silver vein system or vein complex that extends from west to east for more than 10,000 feet. This property has had minor gold-silver production in the mid- late 1800’s and considerable modern exploration by several major mining companies over the past 40 years with the latest effort completed in 2001.

The data indicates that this project has significant gold-silver deposit potential. Many of the gold-silver bearing structures have only been partially explored and include opportunities to expand both the strike and depth extents of the gold-silver mineralized structures.

NEX does not accept responsibility for adequacy or accuracy of this press release

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information

Please Call 804-580-8107 or Fax 804-580-4132

Sharpe Resources shares are traded on the TSX-NEX symbol SHO.H and

US-OTC:BB symbol: SHGPF

Visit our website at http://www.sharpe-resources.com